Exhibit 4.5

At the shareholders' meeting that was held on August 4, 2011, it was proposed that the "Exemption, Indemnity and Insurance" section of the Company's Articles of Association (Articles 136 through 141) of the Company’s Articles of Association be revised per the text below.

The above resolution was adopted by a majority of the Shareholders present in person or by proxy. The revised section of the Articles of Association is set forth below:

“Exemption, Indemnity and Insurance

For the purposes of Articles 136 through 141A, the term "officer" shall mean every director and every officer of the Company defined as a "Nosei Misra" in the Companies Law.

136.         Subject to the provisions of the Companies Law and the Israeli Securities Law,  5728 – 1968 (the "Securities Law"), the Company may resolve in advance to exempt an officer therein from all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis the Company.

137.         Subject to the provisions of the Companies Law, the Company may enter into a contract to insure the liability of an officer thereinfor an obligation imposed upon him in consequence of an act done in his capacity as an officer therein, in any of the following cases:

137.1   a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

137.2   a breach of the fiduciary duty vis-a-vis the Company, provided that the officer acted in good faith and had reasonable basis to believe that the act would not harm the Company;

137.3    a monetary obligation imposed on him in favor of another person;

137.4    reasonable litigation expenses, including attorneys fees, incurred by the officer as a result of an ongoing adminstrative enforcement proceeding instituted against him in accordance with the Securities Law. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the officer in favor of an injured party as set forth in Section 52CIV(a)(1)(a) of the Securities Law and expenses that the officer incurred in connection with a proceeding under Chapters VIII’3, VIII’4 or IX’1 of the Securities Law of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

137.5       any other incident for which it is or shall be permitted to insure the liability of an officer.

138.       Subject to the provisions of the Companies Law and the Securities Law –

138.1
The Company may give an undertaking in advance to indemnify an officer therein for an obligation or expense as specified in article 139 below, imposed on or incurred by him in consequence of an act or omission to act in his capacity as an officer of the Company, provided that the undertaking with respect to obligations specified in article 139.1 is limited to events which in the board of directors' opinion are foreseeable in view of the Company's activity at  the time of the indemnity undertaking, and to an amount or degree which the board of directors has determined is reasonable in the circumstances of the case (hereinafter: “an indemnification undertaking”).

138.2.
Without derogating from the provisions of article 138.1 above, the Company may indemnify an officer therein retroactively, for an obligation or expense as specified in article 139 below, imposed or incurred on him in consequence of an act done in his capacity as an officer in the Company.

139.
The indemnification undertaking or indemnity, as mentioned in article 138 above, may be given for an obligation or expense as specified in sub-articles 139.1 to 139.4 below, imposed on or incurred by the officer in consequence of an act or omission to act in his capacity as an officer in the Company, as follows:

139.1
A monetary liability imposed on or incurred by the officer pursuant to a judgment in favor of another person, including a judgment imposed on such officer in a compromise or in an arbitration decision that was approved by a court of law;

139.2
Reasonable litigation expenses, including attorneys’ fees, incurred by the officer due to an investigation or a proceeding instituted against the officer by an authority competent to administrate such an investigation or proceeding, and that was finalized without the filing of an indictment against the officer and without any financial obligation imposed on the officer in lieu of criminal proceedings; or that was finalized without the filing of an indictment against the officer but with financial obligation imposed on the officer in lieu of criminal proceedings of a crime which does not require proof of criminal intent; or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from generality of the foregoing, such expenses will include a payment imposed on the officer in favor of an injured party as set forth in Section 52CIV(a)(1)(a) of the Securities Law of the Securities Law and expenses that the officer incurred in connection with a proceeding under Chapters VIII’3, VIII’4 or IX’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

139.3
Reasonable litigation expenses, including attorneys professional fees, incurred by the officer or which he is ordered to pay by a court in proceedings filed against him by the Company or on its behalf or by another person, or in a criminal indictment of which he is acquitted, or in a criminal indictment in which he is convicted of an offence not requiring proof of criminal intent.

139.4	Any other obligation or expense for which it is or shall be permitted to indemnify an officer.

140.         Subject to the provisions of the Companies Law –

140.1
The Company may undertake vis-a-vis an officer of the Company, who holds or held office on the Company’s behalf or on its request as a director in another company in which the Company holds shares, directly or indirectly (hereinafter referred to as “director in the other company”) to indemnify him for an obligation or expense as specified in article 139 above, imposed on him for an act done in his capacity as a director in the other company, provided that the undertaking is limited to types of events which in the board of directors' opinion may be foreseen, at the time of giving the indemnification undertaking, and to an amount which the board of directors has determined is reasonable in the circumstances of the case.

140.2
Without derogating from the provisions of article 140.1 above, the  Company may indemnify a director in the other company retroactively, for an obligation or expense as specified in article 139 above, imposed on him in consequence of an act done in his capacity as a director in the other company.

141.         The provisions of these articles are not such as to howsoever restrict the Company with regard to its entering into an insurance contract or granting an exemption or indemnity:

141.1           in connection with someone who is not an officer in the Company or a director in the other company, including, but without derogating from the generality of the aforesaid, employees, contractors or consultants ;

141.2            in connection with an officer in the Company or director in the other Company insofar as the insurance, exemption or indemnity are not specifically prohibited pursuant to any law.

141A       Any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting the right on an officer to be indemnified or insured pursuant to Articles 136 through 141 shall be prospective in effect, and shall not affect the Company's obligation or ability to indemnify or in insure an officer for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law, the Securities Law or such applicable law.”